SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 3, 2002

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

novo nordisk®

Press release

2 September 2002

Novo Nordisk and Aradigm Corporation initiate Phase 3 clinical programme for NN1998 (AERx® iDMS)

Bagsværd, Denmark and Hayward, California – Novo Nordisk and Aradigm Corporation today announced the initiation of the Phase 3 clinical programme for NN1998 – the AERx® insulin Diabetes Management System (iDMS). The first Phase 3 study, in people with type 1 diabetes, is designed to show that the long-term safety and efficacy profile of inhaled human insulin is comparable to that of subcutaneous injections.

"We are pleased that the Phase 3 studies are now underway to help us make this innovative treatment available to the patients," said Mads Krogsgaard Thomsen, executive vice president and chief science officer, Novo Nordisk.

This 24-month study is a multi-centre, open-label study with patients receiving either inhaled insulin via the AERx® system or subcutaneous injections of NovoRapid® (NovoLog® in the US) three times daily before meals. Additionally, both groups are receiving basal insulin once or twice daily.

"With this important milestone for Aradigm, we are one step closer to bringing a significant alternative to insulin injections to patients with diabetes," said Richard Thompson, president and chief executive officer of Aradigm. "Encouraging data from our earlier studies have enabled us to design a robust Phase 3 clinical programme."

In addition to investigating long-term pulmonary safety, the study will also study the incidence of hypoglycaemic events, insulin antibody formation, glycaemic control (blood glucose profiles) and overall treatment satisfaction.

In recent meetings with regulatory authorities a plan to demonstrate safety and efficacy in people with both type 1 and type 2 diabetes was agreed. Since type 1 patients are more sensitive to minor health and life events such as illness, changes in exercise regimen, or travel, significant attention is paid to meeting the greater requirements of these people.

Novo Nordisk A/S
Corporate Communications
Novo Allé
www.novonordisk.com
Denmark
Telephone:
2880 Bagsvaerd
24256790
Telefax:
+45 4444 2314
Internet:
+45 4444 8888
CVR Number:

About NN1998 – AERx® iDMS

The AERx® electronic platform guides users to inhale correctly and automatically deliver the drug at the right time in the breath (Breath-Check System). Based on a proprietary liquid formulation and the AERx® iDMS Strip™ the system converts the liquid insulin formulation into fine aerosolised particles to be delivered locally to the deep lung and thereby to the systemic circulation.

In June 2002, at the Annual Meeting of the American Diabetes Association, the two companies Novo Nordisk and Aradigm announced clinical results from a Proof-of-Concept study in people with type 2 diabetes, which showed comparable glycaemic control between patients using the AERx® system and those using an intensive regimen of mealtime insulin injections. In addition, results from the 12-week study showed a favourable safety profile for the AERx® system including no difference between the two groups in FEV1, a lung function parameter. The number of hypoglycaemic events was 151 in the AERx® group compared to 211 in the comparator group.

Clinical safety and efficacy data on the AERx® iDMS system was presented at the 38th European Association for the Study of Diabetes (EASD) annual meeting on 2 September 2002 in Budapest, Hungary. The press release containing these data, and other press releases distributed by Novo Nordisk at the EASD, can be found at www.novonordisk.com. All abstracts presented by Novo Nordisk at the conference can also be found at www.novonordisk.com/investors under 'Conferences and Abstracts'.

Forward-looking statement

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 26 April 2002. Please also refer to the section 'Financial Risk Factors' in the Annual Financial Report 2001. Novo Nordisk is under no duty to update any of the forward-looking statements or to conform such statements to actual results, unless required by law.

Novo Nordisk A/S Corporate Communications
Novo Allé www.novonordisk.com Denmark
Telephone: 2880 Bagsvaerd 24256790 Telefax: +45 4444 2314
Internet: +45 4444 8888
CVR Number:

Novo Nordisk (NYSE:NVO) is a focused healthcare company and world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as coagulation disorders, growth disorders and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 17,500 people in 68 countries and markets its products in 179 countries. For further company information visit www.novonordisk.com.

Aradigm is working to improve the quality of life for patients by developing aerosol-based drug delivery alternatives to injectable therapeutics. The company's advanced pulmonary delivery technologies provide pharmaceutical and biotechnology partners with effective drug delivery solutions. Aradigm's technology uses liquid drug formulations that are similar to the injectable forms, which may minimise the potential for safety concerns when delivered by the pulmonary route. Current development programmes focus on diabetes, pain management and the pulmonary delivery of existing and emerging biotech and pharmaceutical therapeutics. Based in Hayward, California, Aradigm is currently developing products for diabetes management with Novo Nordisk A/S, the world leader in insulin and diabetes care, and for breakthrough and acute pain management with GlaxoSmithKline, a world leader in oncology therapy and supportive care. Aradigm has three additional partner-funded programmes and a gene therapy effort funded through the National Institutes of Health. More information about Aradigm can be found at www.aradigm.com. Investors may also request company information via e-mail by directing inquiries to investor@aradigm.com.

For further information from Novo Nordisk please contact:

Media:
Outside North America:
Karsten Madsen
Tel (direct): (+45) 4442 4137

In North America:
Susan Jackson
Tel: (+1) 609 919 7776

Investors:
Outside North America:
Peter Haahr
Tel (direct): (+45) 4442 1207

Palle Holm Olesen
Tel (direct): (+45) 4442 6175

In North America:
Rasmus Jorgensen
Tel (direct): (+1) 212 878 9607

For further information from Aradigm Corporation please contact:

Media:
Christopher Keenan
Tel (direct): +1 (510) 265-9370

Investors:
Debra Catz Bannister
Tel (direct): +1 (510) 265-9200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 9/2/2002

Lars R Sørensen

Lars Rebien Sørensen, President and Chief Executive Officer